Exhibit 4(t)


                         Plant Building Lease Agreement

                                                           Date: January 1, 2004
Parties:
     ASE (Chung-Li) Inc. ("Party A")
     ASE Test Inc. ("Party B")

Whereas, Party A desires to lease its Plant Building and parking tower located at the 5th floor, No. 550-5, Sec.1, Chung-hwa Rd., Fu-hwa Li, Chung-Li City, Tao-Yuan County to Party B under the following agreement.

1.   The Premises and Rent

(1) Premises: The Plant Building and the Plant Office are separately located at 5th floor, No. 550-5 and 1st floor, N0.550, Sec.1, Chung-hwa Rd., Fu-hwa Li, Chung-Li City, Tao-Yuan County (building register No. 00225-005 and land register No.: 1833-0000, Fu-hsin Section, Chung-Li City), for the area of 4,282 square meters, the area of parking tower of 797.03 square meters, inclusive of ancillary equipments (collectively; "Leased Floor").


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     (2)  Rent: NT$1,182,453 per month, excluding business taxes.

2.   Term of Lease: ten months from 1 January 2004 to 31 October 2004.

3. Usage: It is for Party B to establish its Chung-Li Plant Building and for the uses within its registered business scope. Party B's Chung-Li Plant Building will be applied to be registered to the customs as a bonded factory.

4. Party B shall be responsible for the maintenance of the Plant Building and the existing equipments except for the building structure (including inner and outer walls, floor and the original water and electricity pipelines), which shall be Party A's responsibilities. Party B shall make good of any damage to the above and Party A shall bear no responsibilities thereof.

5. Both parties agree that the rent shall be paid starting from the effective date of this Agreement.

6. Party B shall be the owner of any equipment that Party B subsequently installs into the premises. After expiry of the lease term, Party B shall remove its belongings and return the Leased Floor, under the then current condition, to Party A. Party B, during the term of this Agreement, may not engage in any construction altering the structure of the Leased Floor unless otherwise agreed by Party A.

7. During the term of this Agreement, the rent and fees for water and electricity utilities shall be paid by Party A and advance to the competent authority. Party B shall reimburse Party A for such payment pursuant to the consumption volume of electricity according to the meters separately installed for each of the parties. For the utilities that cannot be counted by separate meters, the amount of the reimbursement shall apply the same percentage that is used for metered utilities. As to the expenses of other utilities that should be jointly shared but the volume of each user cannot be decided, the amount of the reimbursement shall be calculated by the proportionate area used by such party. The land tax and building tax shall be borne by Party A.


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8.   After the signing of this Agreement, in the event that it is necessary to apply with the relevant authorities (such as the municipal government or the electricity company) to register the change of user, Party A shall promptly provide relevant materials as requested by Party B.

9. Party A shall issue invoices to Party B for the collection of rent on a monthly basis and Party B shall remit the rent of the preceding month to the corporate account designated by Party A within ten days after receipt of invoice.

10. Party A warrants that it has the legal ownership of the Leased Floor to be leased to Party B and Party B's leasing rights will not be affected by the encumbrances created by Party A or any other incidents regarding the Leased Floor. In case Party B's leasing rights are so affected, Party A shall be liable to indemnify Party B's loss resulting therefrom and pay additional amount equal to three times of monthly rent under this Agreement as compensation.

11. Party A is the legal owner of the leased Leased Floor and shall procure fire insurance policy for it. Party B shall be solely responsible to procure fire insurance policies for its movables and equipment.

12.  Party B shall pay penalties as follows for delay payment of rent:

     (1) 5% of a monthly rent if delay is more than one month but less than two months;

     (2) 10% of a monthly rent if delay is more than two months but less than three months; and

     (3) if delay is more than three months, Party A may forfeit the security deposit and terminate this Agreement.

13. The security deposit is in an amount of NT$1,500,000. Party B shall remit the security deposit to the corporate account designed by Party A at the beginning of the lease term. The security deposit shall be returned to Party B without bearing any interests upon expiration of this Agreement.

14. Party B is entitled to a right of first refusal to lease or acquire the Leased


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     Floor upon reasonable terms. Party B may not terminate this Agreement unless it gives Party A a three-month prior notice in writing and compensates Party A for an amount equal to three times of monthly rent under this Agreement. However, Party A shall return the security deposit to Party B without bearing any interests. In the event Party A intends to early terminate this Agreement, the abovementioned terms and conditions shall apply.

15. In the event Party A intends to terminate this Agreement within ninth month after the lease commences, Party A shall indemnify Party B for all construction, partitioning and fitout expenses according to their book value, in addition to the three-month rent as stipulated above.

16. Both parties agree that in the event Party B's bonded factory status is cancelled, the bonded goods shall continue staying in the warehouse of the Plant Building for not less than six months for the customs' operations. All the expenses incurred thereof shall be borne by Party B.

17. This Agreement will be executed in two counterparts and come into effect on the date of signing. Each of Party A and Party B will hold one copy. The Tao-Yuan District Court will be the court of first instance in the event any dispute arises in connection with this Agreement.

18. In the event that Party B (Party A) fails to perform its obligations under this Agreement, Party A (Party B) may terminate this Agreement by written notice and Party B (Party A) shall be liable to all losses incurred thereof.

Party A: ASE (Chung-Li) Inc. [Company chop]
         Supervisor: Cheng Hung-Ben [Chairman's chop]
         Address:    No. 550, Chung-hwa Rd., Chung-Li City, Tao-Yuan County

Party B: ASE Test Inc. [Company chop]
         Chairman: Jason Chang [Chairman's chop]
         Address:  No.10, West Fifth St., Nantze Export Processing Zone,
                   Kaohsiung


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